Filed by Extended Systems, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: ViaFone, Inc.
Commission File No. 000-23597

On May 28, 2002, Extended Systems gave a presentation to the employees of Viafone announcing that Extended Systems and ViaFone, Inc. had entered into an Agreement and Plan of Merger and Reorganization, dated as of May 28, 2002. The presentation follows.

Extended Systems®

Beyond Connected™

viaFONE

ViaFone and Extended Systems Joining Forces

May 2002



Extended Systems®
Beyond Connected™

viaFONE

About this Presentation

This presentation contains forward-looking statements about Extended Systems and ViaFone, including statements regarding potential benefits of the acquisition of ViaFone by Extended Systems, operating and financial performance, product features and performance, and market opportunities. These statements are subject to risks and uncertainties, which may cause actual results to differ materially. These risks and uncertainties include approval of the transaction, approval of the merger by the ViaFone and Extended Systems stockholders, any regulatory review and approval of the transaction, the need for Extended Systems to successfully integrate ViaFone's employees, products, partners, customers, and operations, the need for the combined company to successfully develop new products and services, overall economic conditions and the level of information technology purchasing by existing and potential customers, the success of key business relationships, continued growth in the markets for the combined companies products, the perceived and realized benefits of mobile devices, the acceptance of specific industry-wide standards and protocols, the risks associated with development of new products and product enhancements, the impact of competitive products and pricing, and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.



Additional Information and Where to Find It

In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merge. Investors should careful read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents file by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.



Why ViaFone and Extended Systems are Joining Forces

- **Expands our combined position in the market**
- **Accelerates strategy to provide comprehensive mobile platform**
  - Market Leadership
    - A single comprehensive solution set
  - Complementary Technology, Products and Services
    - XTND's sync and device management solutions
    - ViaFone's real-time and mobile applications and tools
    - XTND's worldwide operations
    - ViaFone's Professional Service organization
  - Strong Customer Base of Global 2000 Companies
  - Strategic Relationships with World Leaders in Business Solutions



Why this is significant for Extended Systems

- **Expands and complements Extended Systems' product line**
- **Strengthens the team**
- **Expands the customer base**
- **Strengthens the solution set**
  - Mobile server functionality and out-of-the-box mobile applications
  - ViaFone's complementary mobile technology building blocks
  - ViaFone's strategic alliances and Professional Services team who are experts at building mobile enterprise applications



Why this is significant for ViaFone

- **Extended Systems expands ViaFone's ability to sell, support and market products to worldwide companies**
  - Leading synchronization and mobile data management products
  - Enterprise customer base including 2000 global customers
  - 17 years of experience in effectively delivering IT enterprise solutions
  - Strategic alliance relationships with leading mobile infrastructure companies
  - International infrastructure/network of offices and a European presence since 1991
  - Credibility of a long-standing, publicly-traded, industry-leading company



About Extended Systems

- **Founded in 1984**
- **Corporate headquarters in Boise, Idaho**
  - Other locations throughout the US
  - International locations in France, Germany, UK, Italy, and Benelux
  - Partners worldwide
- **249 Employees Worldwide**
- **Revenue $26M**
- **Financial Stability**
- **Big Enough For Critical Mass**
- **Still Entrepreneurial**



About Extended Systems

- **Serving a large and growing market**
  - Addressing clear business drivers/problems
- **We deliver a complete mobile enterprise solution**
  - End-to-end technology leadership for complete spectrum of mobile & wireless applications
  - Strong focus on close customer relationships
- **Broad market traction**
  - 2000+ enterprise customers, including key F1000
  - Strategic relationships with key go-to-market partners
- **Strong operating & financial model**
  - Experienced management team
  - 85+% gross margins
  - 55+% revenue from international operations



Extended Systems' Strategy

- Deliver mobile solutions to Global 2000
- Strategic relationships with mobile industry leaders
- Close customer relationships
- Enhance company position through M&A



Combination to Establish a Clear Market Leader

- Total market opportunity of Wireless Enterprise Applications estimated at $3B by 2004
- Customer needs, competition are driving market towards consolidation; revenue/customer scale is key to success
- XTND + ViaFone can combine to form a global market leader
  - Technology leader in both Synchronization (XTND) and Real-Time Access (ViaFone)
  - Broad customer traction with 2000+ customers, including key F1000
  - Strategic relationships in place with key go-to-market partners
  - Global presence
  - Strong financial model



Extended Systems' Mobile Enterprise Solution:
Right for Today & Ready for Tomorrow



Technology Suite

Full suite of mobile technology building blocks

- Synch (off-line data)
- Voice
- Real-time data
- Messaging/Transactional (push data)
- Security and Management
- Plus additional services and technologies for customized solutions



Horizontal Applications

Addresses Needs of Mobile Enterprise Employees

- Email & Messaging
- Calendaring and PIM data
- Sales Applications
- Service Applications

Industry Mobile Experience



Solves pain points. Considers work flow and specific industry requirements

- Pharmaceutical
- Chemicals
- Banking Financial Services
- Telco



Customer Traction in Key F500 Accounts

Proven Reference Customers Across Key Verticals

Selected ViaFone Customers (20+)	Selected XTND Customers (2000+)
hp invent	SAS
Sun microsystems	AIRBUS
Goldman Sachs	UBS Warburg
NORTEL NETWORKS	AT&T
gsk GlaxoSmithKline	BRITISH AIRWAYS
FedEx.	SIEMENS
CIBC	DAIMLERCHRYSLER
ERICSSON	one2one
Airgas	EDS
Bell Mobility	BASF
Schering-Plough	INTERNATIONAL PAPER
CREDIT SUISSE FIRST BOSTON	Bayer
	MorganStanley
	intel
	British American Tobacco

Proposed Organization Chart


President & CEO
Steve Simpson
Worldwide Marketing
Don Baumgartner
Operations / Quality
Lance Hatfield
Solutions Group
Raphael Auphon
Business Development
Holmes Lundt
Human Resources
Debbie Kaylor
Future Products
Fernando Ruarte
Finance/Accounting
Karla Rosa
Worldwide Sales
Brad Surkamer
Lalit Canaran
Canada
Worldwide VP R&D
Kerrin Pease
Corporate Counsel
Bob Hamlin



Logistics

- Anticipated close date is end of July or early August
- Until this date, we will continue to function as two independent companies
- We promise to communicate often, honestly and openly
- We encourage you to bring your questions and concerns forward and focus on your job at hand



Integration Team

	XTND	ViaFone
Lead	Mark Willnerd	Russ McMeekin
HR	Debbie Kaylor	Rick Smith Marijo Aquino
Sales	Brad Surkamer	Raphael Lalit Canaran
Support	Diane Amdor	Bryce Rubio
Marketing	Don Baumgartner Tamara Sloviaczek	Fernando Ruarte Julie Martin
R & D	Kerrin Pease	Fernando Ruarte
Acct/Finance	Karla Rosa Michele Winkle Carmen Korf	Rick Smith Carol Lopez
Operations	Lance Hatfield	Bryce Rubio
Prof Services	Vanessa Hutchison	Lalit Canaran

Steering Committee:

Steve Simpson, Russ McMeekin, Mark Willnerd



Extended Systems®
Beyond Connected™

viaFONE

WELCOME!

We are excited to have you as members of the Extended Systems team!

